Exhibit 12.1

D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended	For the Fiscal Years Ended September 30,
	March 31, 2005	2004	2003	2002	2001	2000
			($ in millions)
Consolidated pretax income before cumulative effect of change in accounting principle	$869.9	$1,582.9	$1,008.2	$647.5	$407.8	$309.2

Minority interests in pretax income of subsidiaries which have incurred fixed charges	—	4.8	8.8	1.3	—	—

Minority interests in pretax losses of majority owned subsidiaries which have incurred losses	(0.2)	(0.3)	(0.9)	(0.2)	—	—

Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	—	0.6	0.7	—	—

Amortization of capitalized interest	98.9	249.1	219.4	136.1	91.4	69.6

Interest expensed	11.0	17.5	19.5	17.8	17.7	18.7

Earnings	$979.6	$1,854.0	$1,255.6	$803.2	$516.9	$397.5

Interest incurred	$146.9	$250.9	$253.8	$210.6	$139.9	$112.8

Fixed charges	$146.9	$250.9	$253.8	$210.6	$139.9	$112.8

Ratio of earnings to fixed charges	6.67	7.39	4.95	3.81	3.69	3.52